SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 16, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS REPORTS THAT THE COURT HAS APPROVED A TRANSACTION SUBJECT TO CLOSING CONDITIONS TO PURCHASE THE COMPANY’S SHARES UNDER ADV. EHUD SOL’S RECEVIERSHIP

PARTNER COMMUNICATIONS REPORTS THAT THE COURT HAS
APPROVED A TRANSACTION SUBJECT TO CLOSING CONDITIONS
TO PURCHASE THE COMPANY’S SHARES UNDER ADV. EHUD
SOL’S RECEVIERSHIP

ROSH HA'AYIN, Israel, December 16, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, that following its report dated November 25, 2021 regarding an offer to purchase 49,862,800 of the Company’s shares held by S.B. Israel Telecom Ltd, that constitute approximately 27% of the Company’s issued and outstanding share capital (the “Shares”), received by Advocate Ehud Sol as their permanent receiver, on December 14, 2021 the Tel Aviv District Court (the “Court”) has granted an approval in principal, effective as of December 15, 2021, for the purchase of the Shares by a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (the “Offeror”), in consideration for US $ 300,000,000 (the “Offer).

The Court’s approval was subject to no other offer equal in value to that of the Offeror together with the required guarantee, to the satisfaction of the permanent receiver, being submitted by December 15, 2021. No such other offer has been submitted and therefore the Court’s approval became effective as of December 15, 2021.

As detailed in the Company’s report dated November 25, 2021, the Offer includes other customary closing conditions which have not been met yet.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: December 16, 2021